UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Spirit Realty Capital, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

48568309

(CUSIP number)

Heidi Mortensen

Macquarie Holding (USA) Inc.

125 West 55th Street, Level 22

New York, New York 10019

(212) 321-1000

(Name, address and telephone number of person authorized to receive notices and communications)

Copy to:

Charlie Baynes-Reid

Macquarie Capital (USA) Inc.

125 W. 55th Street

New York, NY 10019

Telephone No. 212-231-1000

September 25, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 48568309	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Macquarie Group Limited
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,568,255
	8.	Shared voting power 0
	9.	Sole dispositive power 6,568,255
	10.	Shared dispositive power 0
11.

Aggregate amount beneficially owned by each reporting person

    6,568,255 deemed beneficially owned as a result of Macquarie Group Limited being the ultimate parent company of Macquarie Group (US) Holdings No. 1 Pty, Limited

12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 8.2%[1]
14.	Type of reporting person HC

[1]	Based on 80,501,515 shares of Common Stock outstanding on September 25, 2012

CUSIP NO. 48568309	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Macquarie Group (US) Holdings No. 1 Pty, Limited
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,568,255
	8.	Shared voting power 0
	9.	Sole dispositive power 6,568,255
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 6,568,255
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 8.2%[2]
14.	Type of reporting person CO

[2]	Based on 80,501,515 shares of Common Stock outstanding on September 25, 2012

Preliminary Note

Spirit Realty Capital, Inc. (the “Company”) is a Maryland corporation formed principally to own, operate, acquire and develop single-tenant, operationally essential real estate in select markets. The Company intends to be taxed and to operate in a manner allowing it to qualify as a real estate investment trust, or REIT, for federal income tax purposes. The Company is the sole general partner of Spirit Realty Finance, L.P., a Delaware limited partnership (the “Operating Partnership”). On September 25, 2012, the Company consummated its initial public offering (the “IPO”) upon completion of which it had an aggregate of 80,501,515 Shares (as defined in Item 1 below).

For purposes of this statement:

“Closing Date” means September 25, 2012;

“Prospectus” means the Company’s prospectus relating to the IPO, dated September 20, 2012, as filed by the Company with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”);

“Registration Statement” means the Company’s registration statement on Form S-11 (Registration No. 333-177904) relating to the IPO, filed by the Company with the SEC on November 10, 2011, as subsequently amended by Amendments 1 through 7 thereto and declared effective by the SEC on September 19, 2012; and

“SEC” means the Securities and Exchange Commission.

Item 1.	Security and Issuer.

This statement relates to shares of Common Stock, par value $0.01 per share (“Shares”), of the Company. The Company’s principal offices are located at 14631 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85254.

Item 2.	Identity and Background.

This statement on Schedule 13D is being filed by Macquarie Group (US) Holding No. 1 Pty, Limited, a company formed under the laws of Australia (“MGHL”). MGHL is a private holding company engaging in the purchase and sale of investments for its own account.

MGHL is indirectly wholly-owned by Macquarie Group Limited (“MGL”), which is listed on the Australian Securities Exchange (ASX). MGL is a leading provider of banking, financial, advisory, investment and funds management services. MGL’s ownership of MGHL is held through a number of intermediary holding companies, which are Macquarie Financial Holdings Limited, Macquarie Capital Group Limited, Macquarie Capital International Holdings Pty Limited (collectively with MGL and MGHL, “Macquarie”) .

Macquarie has its principal office at Level 7, 1 Martin Place, Sydney, NSW 2000, Australia.

The directors and executive officers of MGHL are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

(i) name;

(ii) business address;

(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

During the last five years, neither Macquarie nor any person named in Schedule I (collectively “Reporting Persons”), has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Macquarie is a citizen of Australia. Each of the Macquarie Individual Reporting Persons, other than Charlton, is a citizen of Australia. Charlton is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Macquarie became the beneficial owner of 50.79 Shares on August 1, 2007, when it, together with a group of other private investors, acquired the then outstanding Shares (the “Privatization”) through Redford Holdco, LLC, a Delaware limited liability company (“Holdco”). The source of funding for the Privatization was obtained pursuant to certain subscription agreements, dated as of March 12, 2007, under which each member of Holdco (including Redford Australian Investment Trust, an Australian unit trust (the “Trust”)), subscribed for equity of Holdco denominated in units for the purpose of funding the Privatization (including certain transaction costs). The source of funding for the Trust’s obligations under its subscription agreement described in the immediately preceding sentence was obtained pursuant to subscription agreements, dated as of March 13, 2007, under which each unitholder of the Trust, including Macquarie, agreed to subscribe for equity of the Trust denominated in units for the purpose of funding the subscription of the Holdco units by the Trust (including certain transaction costs). The aggregate dollar amount of Macquarie’s subscription was $25,112,283. After giving effect to a 129,318.88 to 1 stock split consummated on September 10, 2012, Macquarie became the owner of record of 6,568,255 Shares upon liquidation of the Trust on the Closing Date.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Shares is for investment. Kevin Charlton is a member of the Company’s board of directors.

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or other securities of the Company and (subject to the terms of the Lock-Up Agreement (as defined in Item 6 below and the description of which therein is incorporated herein by reference) in the case of Macquarie and Charlton only) transfer or dispose of any or all of its Shares, depending in any case upon an ongoing evaluation of the Reporting Persons’ investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

None of the Reporting Persons has made a determination regarding a maximum or minimum number of Shares or other securities of the Company that it may hold at any point in time.

Also, consistent with their investment intent, a Reporting Person may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations. During the course of such communications, the Reporting Person may advocate or oppose one or more courses of action.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a), (b)	The information set forth in Rows 7 through 13 of the cover page hereto for MGHL is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page filed herewith is calculated based upon 80,501,515 Shares outstanding as of September 25, 2012.

(c)	None.

(d)	MGHL and each officer and director thereof named in Schedule I has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by MGHL as reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

MGHL entered into a Registration Rights Agreement, dated September 25, 2012, as amended (the “Registration Rights Agreement”), between the Company and the other parties named therein that provides for rights relating to the registration of such parties’ registrable Shares. Pursuant to the Registration Rights Agreement, subject to certain limitations, following the earliest to occur of (1) September 25, 2014, (2) the date the holders of “Registrable Securities” (as defined in the Registration Agreement, dated July 8, 2011, among the Company and the persons named therein (the “Registration Agreement”)) under the Registration Agreement have completed two “Underwritten Take-Downs” (as defined in the Registration Agreement) and (3) the date there are no such Registrable Securities, the holder or holders of at least fifty percent of the registrable Shares held by MGHL and certain other investors demand the Company register all or a portion of such investors’ registrable Shares under the Securities Act. No demand may be made unless the registrable Shares requested to be registered have a market value of at least $60 million on the date the request is made. The Company is are not obligated to register such registrable Shares pursuant to a “shelf registration” unless the Company is eligible to file such registration on Form S-3.

If the Company proposes to file a registration statement to register any of its securities under the Securities Act, either for its own account or for the account of any of its stockholders, the holders of its registrable shares, including MGHL, are entitled to notice of such proposed registration and are entitled to include their Shares in the registration under certain circumstances. In the event that any registration in which the holders of registrable Shares participate pursuant to the Registration Rights Agreement is an underwritten offering, the number of registrable Shares to be included may, in specified circumstances, be limited due to market conditions. The Company is required to pay all registration expenses, including the fees and expenses of one counsel to represent the selling holders, other than any underwriting discounts, selling commissions and similar discounts relating to underwriters or commissions related to sales, related to any demand or piggyback registration. The Company is also required to indemnify each participating holder with respect to each registration of registrable Shares that is effected. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by the full terms and conditions of such agreement. The Registration Rights Agreement is filed as Exhibit 10.5 to the Registration Statement, which exhibit is incorporated herein by reference.

Lock-Up Agreements

MGHL entered into a lock-up agreement, dated November 8, 2012, with the Underwriter Representatives, and Kevin Charlton entered into a lock-up agreement, dated November 8, 2011, with the Underwriter Representatives (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreements, Macquarie and Kevin Charlton have agreed not to:

(i)	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares;

(ii)	file any registration statement with the SEC relating to the offering of any Shares or any securities convertible into or exercisable or exchangeable for Shares; or

(iii)	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Shares;

whether any such transaction described above is to be settled by delivery of Shares or such other securities, in cash or otherwise, for a period of 270 days after the completion of the IPO without the prior consent of (a) Morgan Stanley & Co. LLC, Macquarie Capital (USA) Inc., UBS Securities LLC, Deutsche Bank Securities, Inc. and RBC Capital Markets LLC, as the representatives of the underwriters of the IPO (the “Underwriter Representatives”) and (b) for so long as any Lenders hold Shares, the Majority Lenders. The terms “Lenders” and “Majority Lenders” shall have the meanings provided in the Conversion Agreement, dated July 8, 2011, between the Company and the lenders party thereto (the “Conversion Agreement”). The Conversion Agreement is filed as Exhibit 10.21 to the Registration Statement, which exhibit is incorporated herein by reference. The restrictions described above do not apply to the sale of Shares to the underwriters or transactions by any person other than the Company relating to Shares or other securities acquired in open market transactions after the completion of the IPO.

The foregoing summary of the Lock-Up Agreement is qualified in its entirety by the full terms and conditions of such agreement. A form of the Lock-Up Agreement is attached as Exhibit 3 hereto, which exhibit is incorporated herein by reference.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

The Lock-Up Agreement is filed herewith as Exhibit 2.

The Registration Rights Agreement among Spirit Realty Capital, Inc. and the persons named therein was filed by the Company as Exhibit 10.5 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The Registration Agreement, dated July 8, 2011, among Spirit Realty Capital, Inc. (f/k/a Spirit Finance Corporation) and the persons named therein was filed by the Company as Exhibit 10.6 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The Conversion Agreement among Spirit Realty Capital, Inc. and the lenders party thereto was filed by the Company as Exhibit 10.21 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2012

Macquarie Group Limited

/s/ Heidi Mortensen
Heidi Mortensen Attorney-in-Fact

/s/ Gus Wong
Gus Wong Attorney-in-Fact

Macquarie Group (US) Holdings PTY, Limited

/s/ Heidi Mortensen
Heidi Mortensen Attorney-in-Fact

/s/ Gus Wong
Gus Wong Attorney-in-Fact

Schedule I

Macquarie Group Limited

The name and present principal occupation of each of the directors (Board Members) and officers (Executive Committee Members) of Macquarie Group Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Principal Occupation	Country of citizenship	Business address
Board of Directors

Diane Grady	Non-Executive Voting Director	Australia

Nicholas W. Moore	Executive Voting Director	Australia

Michael J. Hawker	Non-Executive Voting Director	Australia

Peter M. Kirby	Non-Executive Voting Director	Australia

Catherine B. Livingstone	Non-Executive Voting Director	Australia

H. Kevin McCann	Non-Executive Voting Director	Australia

John R. Niland	Non-Executive Voting Director	Australia

Helen M. Nugent	Non-Executive Voting Director	Australia

Peter H. Warne	Non-Executive Voting Director	Australia

Executive Committee Members		Australia

Nicholas Moore (Chairman)	Managing Director and Chief Executive Officer of MGL	Australia

Greg Ward	Deputy Managing Director	Australia

Andrew Downe	Head of Fixed Income, Currencies and Commodities	Australia

Peter Maher	Head of Banking and Financial Services Group	New Zealand

Stephen Allen	Head of Risk Management Group	Australia

Garry Farrell	Head of Corporate Asset and Finance Group	Australia

Stevan Vrcelj	Head of Macquarie Securities Group	Australia

Shemara Wikramanayake	Head of Macquarie Funds Group	Australia

Tim Bishop	Head of Macquarie Capital Group	Australia

Michael McLaughlin	US Country Head	United States	125 West 55th Street New York, NY 10019

MGHL

The name and present principal occupation of each of the directors of MGHL are set forth below. The Company has no executive officers. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Directors	Principal Occupation	Country of citizenship	Business address

Kevin M. Charlton	Managing Director, Macquarie	United States	125 West 55th Street New York, NY 10019
Christopher Green	Executive Director, Macquarie
Richard John Hughes	Executive Director, Macquarie
Charles Lynam	Managing Director, Macquarie